EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

February 11, 2011

VIA EDGAR AND TELECOPY – (202) 772-9206

Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	China VantagePoint Acquisition Company (the "Company") Registration Statement on Form S-1 originally filed October 19, 2010 (File No. 333-170006) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the underwriter of the proposed offering of securities of China VantagePoint Acquisition Company, hereby advises that copies of the Preliminary Prospectus, dated January 10, 2011, were distributed on or about January 10, 2011, as follows:

46 to individual investors;

26 to FINRA members (which included 26 prospective selected dealers); and

    24 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated January 10, 2011, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours.  We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine
      Name: Steven Levine
      Title: Managing Director